MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW

901 NEW YORK AVENUE, N.W.                             1900 SOUTH ATHERTON STREET
SUITE 210 EAST                                                         SUITE 101
WASHINGTON, D.C.  20001                        STATE COLLEGE, PENNSYLVANIA 16801
(202) 434-4660                                                    [814) 272-3502
FACSIMILE: (202) 434-4661                              FACSIMILE: (814) 202-3514

JAMES C. STEWART                                     WRITER'S DIRECT DIAL NUMBER
STEWART@MALIZIALAW.COM                                            (202) 434-4671


October 24, 2006

VIA EDGAR AND COURIER

Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Osage Bancshares, Inc.
                  ------------------------------------
                  Pre-Effective Amendment No. 1 to
                  Registration Statement on Form S-1
                  File No. 333-137377

Dear Mr. Windsor:

     On behalf of the captioned Registrant, we are filing herewith Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-1 ("Pre-Effective Amendment No. 1"). Courtesy copies of Pre-Effective Amendment No. 1 in paper format that have been black-lined to show changes from the original filing are being simultaneously delivered to the staff by hand.

     Set forth below are the Registrant's responses to the comments contained in the staff letter of comment dated October 11, 2006. For ease of reference, the Registrant's responses are numbered to correspond to the numbering in the letter of comment.

General
-------

1. The 401(k) prospectus supplement which was previously filed as Exhibit 99.2 has been included within the Registration Statement itself.

2. The proxy information appears in the Proxy Statement/Prospectus Supplement, which was previously filed as Exhibit 99.3 to the Registration Statement, has been included in the Registration Statement itself. The Registrant asks for the Staff's concurrence that it is not necessary for Osage Federal Financial, Inc. to file this same information under Regulation 14A.

Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
October 24, 2006
Page 2

3. The Keller Appraisal is filed as Exhibit 99.4 to Pre-Effective Amendment No. 1. A paper copy is also being provided by hand delivery supplementally to the Staff herewith.

4. The Registrant acknowledges the updating requirements of Rule 3-12 of Regulation S-X.

5. An updated consent from the Registrant's independent registered public accounting firm has been included in Pre-Effective Amendment No. 1.

Summary, page 1
---------------

6. The requested disclosure is included in the Proxy Statement/Prospectus Supplement filed as part of Pre-Effective Amendment No. 1. As information as to dissenters' rights is primarily of interest to existing stockholders in Osage Federal Financial, Inc., the Registrant submits that it is more appropriate to include it in the Proxy Statement/Prospectus Supplement rather than in the base Prospectus.

Conditions to Completion of the Conversion, page 5
--------------------------------------------------

7. The completion of the Conversion is not contingent on the level of exercise of dissenter rights by existing stockholders of Osage Federal Financial, Inc. ("OFFI"). The Registrant calls the staff's attention to the fact that approximately 80% of OFFI's stock is held either by Osage Federal MHC or directors and officers of OFFI, none of whom intend to exercise dissenters' rights. Even if the remaining 20% of shares exercised dissenters' rights, (an occurrence that is considered highly remote) the Registrant does not believe that the exercise would impact the ability of the Registrant to go forward with the transaction.

Restrictions on Acquisition of Osage Bancshares, Inc., page 11
--------------------------------------------------------------

8.   The narrative has been revised to indicate which restrictions are new.

Risk Factors
------------

Growth Strategy . . .  page 13
------------------------------

9.   The disclosure has been revised to be consistent.

We Intend to Continue Increasing ...... page 15
-----------------------------------------------

10. Disclosure of the percentage growth in the past two years for the other than one- to four-family first mortgages portfolios has been added.

Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
October 24, 2006
Page 3


Increases in Market Rates, page 15
----------------------------------

11. The disclosure will be revised as requested if the Form 10-QSB of OFFI for the quarter ended September 30, 2006 is filed before effectiveness.

Other Risks
-----------

12. The change from a federal to Maryland charter is not expected to result in any change in Regulation and Supervision of the Registrant or its subsidiary entities. The Registrant will continue to be regulated as a savings and loan holding company in the same manner as OFFI and its sole subsidiary, Osage Federal Bank, will continue to be regulated as a federal savings bank.

13. A Risk Factor has been added discussing changes in shareholder rights resulting from the change to a Maryland corporation. A more detailed discussion of changes to the charter and bylaws is included in the Proxy Statement/Prospectus Supplement.

14. The incorporation in Maryland is not expected to result in any material increase in tax expense. Because the Registrant is not expected to have Maryland income, it should not be liable for Maryland income tax. Maryland does not impose an annual franchise tax.

15. Please note that as no determinations have been made as to the amounts to be awarded under the plans, it is not possible to quantify these benefits. Disclosure to this effect has been added to "The implementation of future stock benefit plans will increase our future compensation expense."

Use of Proceeds, page 20
------------------------

16. Disclosure has been added as to the estimated costs of opening new branches and as to whether there are any arrangements or understandings related to adding branches or acquiring another financial institution.

Selected Consolidated Financial and Other Data, page 29
-------------------------------------------------------

17. Selected quarterly financial data for the past two fiscal years has been added to Selected Consolidated Financial and Other Financial Data.

Off-Balance Sheet Arrangements, page 42
---------------------------------------

18. The Company has no off-balance sheet arrangements other than the loan commitments and lines of credit disclosed.

Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
October 24, 2006
Page 4


Sources of Funds, page 60
-------------------------

19. The Registrant's loan portfolio has grown at a significantly higher rate than its deposit base over the last two years. It is proactively soliciting deposits with its new "You Pick `Em" certificates of deposit campaign. In addition, it will be beginning a professional advertising campaign incorporating newspaper, cable, and direct mail advertising, much of which will be targeting deposit products. The Registrant believes that the addition of internet banking in the first quarter of 2007 will enable it to attract new deposit customers, and will deepen the depository relationships it now has. The Registrant also has the ability to borrow an additional $13.1 million from the Federal Home Loan Bank of Topeka. The Registrant uses its short-term borrowings as a liquidity tool, so it would limit the amount it would borrow to protect some of that liquidity. Another alternative that is available to it is the use of brokered certificates of deposit as a funding source. Although using borrowings and brokered certificates would be more expensive than attracting core deposits, it is anticipated that yields received on loans would more than offset the higher rates it might pay. Raising additional capital through the second-step conversion will enhance its liquidity and its ability to fund organic loan growth, acquisitions, and new locations.

Jumbo Certificates of Deposit, page 62
--------------------------------------

20. The Registrant does not engage in formal competitive bidding for municipal deposits. Typically, the municipality calls area financial institutions and obtains rate quotes telephonically to determine where to place their funds. The Registrant has been the primary depository institution for Osage County and the Osage Nation for the past 10 years. Many of the deposits are held in multiple accounts as certificates of deposit, with varying maturities.

Effect of Conversion on Minority Stockholders, page 81
------------------------------------------------------

21.  The  requested   disclosure  appears  in  the  Proxy   Statement/Prospectus
     Supplement filed as part of this Registration Statement.

Consolidated Financial Statements
---------------------------------

Note 2 - Securities, page F-9
-----------------------------

22. Mortgage-backed securities consist of both fixed- and floating-rate pass-through securities and collateralized mortgage obligations. The pass-through securities are issued by GNMA and FNMA, and by private issuers whose securities are rated AAA. The maturities of the individual investments depend upon the maturities of the underlying loans, and are affected by prepayment speeds.

Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
October 24, 2006
Page 5

     The mutual fund consisting primarily of mortgage securities invests primarily in mortgage-related investments, including adjustable-rate mortgage-related securities, including securities issued by Fannie Mae, Freddie Mac, and private placement securities. To a smaller degree, it invests in fixed-rate collateral mortgage obligations, US Treasury and agency securities, and repurchase agreements. The fund's duration, under normal market and interest rate conditions, is not expected to exceed that of a one-year treasury note, and its maximum duration is that of a two-year treasury note. The fund is an ultra-short duration fund, but acts like an adjustable-rate loan surrogate. It has no stated maturity.

     The impairment of the mortgage-backed securities and the mutual fund is not considered other-than-temporary. Regarding mortgage-backed securities, they are directly affected by changes in interest rates. As short-term rates begin to flatten or drop, the Registrant expects continued improvement in the market value of these investments.

     Regarding the mutual fund, the flat, then-inverted, yield curve the Registrant has been experiencing has affected both the yield and the net asset value (NAV) of the fund. The Registrant has included a graph showing the comparison of the net asset value of the fund, its yield, and the targeted rate on federal funds (the graph was provided by Shay Financial Services, Inc.). This comparison demonstrates the inverse response of the fund's NAV to fed funds rates. It now appears the Federal Reserve has reached the end of its tightening period. Many Wall Street economists are expecting the next Federal Reserve movement to be a rate cut. This should enable the mutual fund to make significant advances in its NAV.

     The Registrant does not believe there are any significant credit quality issues in these securities. Their value has been affected by market rates of interest. The Registrant has compared the total net unrealized loss of all available-for-sale securities as a percentage of the market value of these securities at September 30, 2006 (unaudited) and June 30, 2006. The unrealized net loss as a percentage of market value has declined from 2.33% at June 30, 2006 to 1.92% at September 30, 2006. This indicates that the slight improvement in rates has had a favorable impact on the relative value of these securities. The Registrant expects this trend to continue as short-term rates fall and the yield curve becomes steeper.

     It is difficult to estimate the time period needed to recover the full fair market value of the mortgage-backed securities and the mutual fund. It is dependent upon the Federal Reserve's position on short-term interest rates, and the general market's pricing of longer-term rates. Assuming that the Federal Reserve has ceased tightening rates and enters into a period of easing of rates, the Registrant estimates that recovery of the fair market value of these investments could occur within two years.

Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
October 24, 2006
Page 6

     Based upon the Registrant's current liquidity and additional funding sources available to it (discussed in the response to Comment 19), the Registrant anticipates having the ability to hold both the available-for-sale mortgage-backed securities and the mutual fund until either maturity (in the case of the securities), or until the NAV approximates its cost (in the case of the mutual fund). Because of the high quality of the underlying mortgages backing both of these assets, the Registrant does not anticipate an issue with the eventual return of its principal investment.

     Disclosure has been added to Note 2 regarding:

     o    the nature and terms of the investments;
     o    the severity and duration of impairment;
     o changes in credit ratings, interest rates, and other factors during the periods presented;
     o the time period estimated until the forecasted recovery of fair value up to the cost of for each mutual fund investment and our basis for that estimate; and
     o how we determined that you have the intent and ability to retain the mutual fund investments for a period of time sufficient to allow for any anticipated recovery in market value in light of the fact that these are equity investments for which there are not contractual provisions for a return of principal amount.

23. Attached is a graph prepared by Shay Investments that shows the inverse correlation of the federal funds rate to the NAV of the fund. It also depicts the yield of the mutual fund compared to the federal funds target rate. The graph covers a 15-year period. Based upon the historical trends of the fund, the Registrant's book value, which is approximately $9.92 per share (unaudited), could conceivably be attained when the Federal Reserve drops the targeted federal funds significantly. (See the graph showing NAV increase during the Federal Reserve easing of rates in 1995). The NAV is also affected by the yield curve, which is driven by market factors.
     Assuming that the Federal Reserve enters a sustained period of easing rates, the Registrant estimates that recovery of the NAV could occur within two years.

Exhibit 5: Legality of Opinion of Malizia Spidi & Fisch, PC
-----------------------------------------------------------

24. This will confirm that the reference to the Maryland General Corporation Law includes court decisions and the Maryland constitution and the other laws necessary to interpret the Maryland General Corporation Law.

25.  The staff's comment is noted.

Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
October 24, 2006
Page 7

Exhibit 8.1:  Tax Opinion of Malizia Spidi & Fisch, PC
------------------------------------------------------

26.  A revised opinion has been filed as Exhibit 8.1.

                                    * * * * *

         We trust that the foregoing is responsive to the Staff's comments. Please contact the undersigned at the above number or Samuel J. Malizia at (202) 434-4666 if you have any questions or additional comments.

                                           Very truly yours,

                                           /s/ James C. Stewart

                                           James C. Stewart

Enclosures

cc(w/black-lined copy):    Michael R. Clampitt, Staff Attorney
                           Joyce Sweeney, Staff Accountant
                               Division of Corporation Finance
                           Mark S. White, President
                           Sue Allen Smith, Chief Financial Officer
                               Osage Federal Bank
                           Mary Anne Pipkin, CPA
                           Douglas Culver, CPA
                               BKD, LLP
                           Charles E. Sloane
                           Tom Wilson
                               Keefe, Bruyette & Woods, Inc.
                           Dave Muchnikoff, P.C.
                               Silver Freedman & Taff, LLP
                           Samuel J. Malizia, Esq.
                               Malizia Spidi & Fisch, PC

         AMF ULTRA SHORT MORTGAGE FUND AVERAGE MONTHLY YIELD, DAILY NAV
                            VS FED FUNDS TARGET RATE

                               [Graphic Omitted]